UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4
                             STATEMENT OF CHANGES IN
                              BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

                                Louis T. Montucci
                            Name of Reporting Person

                     7084 Miramar Road, San Diego, CA 92121
                           Address of Reporting Person

                          Greenland Corporation (GLCP)
                    Issuer Name and Ticker or Trading Symbol

                                 February, 1999
                            Statement for Month/Year

                     Director, Chief Executive Officer (CEO)
                   Relationship of Reporting Person to Issuer

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                  Common Stock
                                Title of Security

                                February 2, 1999
                                Transaction Date

                Open market or private sale of non-derivative or
                  derivative security. Transaction voluntarily
                         reported earlier than required.

                                     240,000
                               Securities Acquired

                                      $.15
                                 Price per share

                                     315,000
             Amount of Securities Beneficially Owned at End of Month

                                Direct Ownership